Mail Stop 3561

February 11, 2008

Alise Mills
Chief Executive Officer
Veridigm, Inc.
17383 Sunset Blvd., Suite B-280
Pacific Palisades, CA 90272

> **RE:** **Veridigm, Inc.**
> **Change in Accountants**
> **File No. 0-30536**

Dear Ms. Mills:

We have received a PCAOB letter from Moore & Associates, Chartered notifying the Chief Accountant of the Commission that your client-auditor relationship with them has ceased.   Their letter was dated January 30, 2008. We have the following comments as a result of that letter. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. You are required to file a Form 8-K as a result of the auditor's resignation or dismissal. Our records do not indicate that an 8-K has been filed. Since the Form 8-K was due within four business days of the resignation or dismissal it should be filed immediately. Please revise to do so.

2. Item 304 of Regulation S-B describes the disclosure requirements of Item 4.01 of Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K as Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please file your Form 8-K immediately and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding these comments.

Sincerely,

Michael Moran
Branch Chief